Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

January 13, 2015

Registration Statement No. 333-195332

Supplementing the Prospectus Supplement and Prospectus,

each dated April 17, 2014, as supplemented by Supplement No. 1 dated September 10, 2014

John Deere Capital Corporation

$500 million 1.350% Senior Notes Due January 16, 2018

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
Note Type:	Medium-Term Notes, Series F
Issue Size:	$500 million
Trade Date:	January 13, 2015
Settlement Date (T+3):	January 16, 2015
Maturity Date:	January 16, 2018
Benchmark Treasury:	1.000% due December 15, 2017
Benchmark Treasury Yield and Price:	0.867%; 100-12¼
Spread to Treasury:	50 basis points
Reoffer Yield:	1.367%
Coupon:	1.350%
Coupon Payment Dates:	Semi-annually on January 16 and July 16, commencing on July 16, 2015 and ending on the maturity date.
Day Count:	30 / 360, Unadjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	99.950% plus accrued interest from January 16, 2015
Gross Spread:	0.150%
Net Proceeds (%):	99.800% plus accrued interest from January 16, 2015
Net Proceeds ($):	$499,000,000 plus accrued interest from January 16, 2015
CUSIP:	24422EST7
Joint Book-Running Managers:	Barclays Capital Inc.
J.P. Morgan Securities LLC
Mitsubishi UFJ Securities (USA), Inc.
Co-Managers:	BBVA Securities Inc.
BNP Paribas Securities Corp.
U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, J.P. Morgan Securities LLC collect at 1-212-834-4533 and Mitsubishi UFJ Securities (USA), Inc. toll-free at 1-877-649-6848.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.